United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 8-K

Current Report

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

August 24, 2023

Date of Report (Date of earliest event reported)

Prime Number Acquisition I Corp

(Exact Name of Registrant as Specified in its Charter)

Delaware	001-41394	86-2378484
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

1129 Northern Blvd, Suite 404 Manhasset, NY	11030
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: 347-329-1575

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act

Securities registered pursuant to Section 12(b) of the Act: None.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A Common Stock, one-half of one Warrant and one Right	PNACU	The Nasdaq Stock Market LLC

Class A Common Stock, par value $0.0001 per share	PNAC	The Nasdaq Stock Market LLC

Warrants, each whole warrant exercisable for one share of Class A Common Stock at an exercise price of $11.50	PNACW	The Nasdaq Stock Market LLC

Rights, each right exchangeable for one-eighth (1/8) of one share of Class A Common Stock at the closing of a business combination	PNACR	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01 Other Events

As previously disclosed in a Current Report on Form 8-K filed with the Securities and Exchange Commission (“SEC”), on December 29, 2022, Prime Number Acquisition I Corp., a Delaware corporation (the “Company” or “PNAC”) entered into a Business Combination Agreement (as it may be amended, supplemented, or otherwise modified from time to time, the “Business Combination Agreement”) with Prime Number Merger Sub Inc. (“Merger Sub”), a Delaware corporation established for the purpose to become a wholly-owned subsidiary of a newly incorporated exempted Cayman Islands company (“PubCo”), NOCO-NOCO PTE. LTD. (“noco-noco”), a Singapore private company limited by shares, and certain shareholders of noco-noco collectively holding a controlling interest (together with other shareholders of noco-noco subsequently joining the transactions, the “Sellers”), which was later joined by noco-noco Inc. (recently renamed from Prime Number Holding Limited), formed as the PubCo on December 28, 2022, and Prime Number New Sub Pte. Ltd., formed as New SubCo on January 25, 2023.

Pursuant to the Business Combination Agreement, PNAC is proposing to enter into a business combination with noco-noco involving a merger and a share exchange, among which: (i) Merger Sub shall merger with and into PNAC, with PNAC as the surviving entity and a wholly-owned subsidiary of PubCo (the “Merger”), (ii) New SubCo shall acquire all of the issued and outstanding shares of noco-noco from the Sellers, and in exchange, PubCo shall issue to the Sellers the ordinary shares of PubCo, with noco-noco becoming a subsidiary of New SubCo and an indirect subsidiary of PubCo (the “Share Exchange,” and together with the Merger and the other transactions contemplated by the Business Combination Agreement, the “Business Combination”). Upon the consummation of the Business Combination, each of PNAC and noco-noco would become a subsidiary of PubCo, and PNAC stockholders and the Sellers would receive PubCo Ordinary Shares, par value $0.0001 per share, as consideration and become the shareholders of PubCo.

On August 21, 2023, PubCo was renamed as “noco-noco Inc.” On August 21, 2022, to prepare and facilitate the closing, the parties agreed to apply the estimated redemption price of $10.6467 per share as of August 22, 2023, to issue PubCo Ordinary Shares to the Sellers. PNAC later also granted a redemption request of 10,000 shares from one shareholder whose redemption request was submitted to the system a few minutes late than the cut-off time due to a technical glitch, as a result of which, 2,703,111 shares were rendered for redemption in connection with the Business Combination.

The combined equity before net adjustments as of December 31, 2023 reflects a net shareholder deficit of (US$3.3 million). Applying an estimated monthly burn rate for the period of 8 months from January 01, 2023 to August 31, 2023, the estimated loss for the 8 months from January 1, 2023 to August 31, 2023 would be approximately (US$1.6 million), which resulted in a combined equity deficit of (US$4.9 million) as of August 31, 2023, before applying other adjustments, such as closing transaction expenses. In connection with the Business Combination, holders of 2,703,111 shares of Class A common stock of PNAC exercised redemption rights. In preparing this preliminary pro forma, the Company has given effect to such redemption, as well as the previously announced forward purchase agreement and related transactions entered into on August 14, 2023. The resulting pro forma balance sheet reflects pro forma shareholders’ equity of approximately $9.5 million.

Item 9.01 Financial Statements and Exhibits.

Exhibit No.	Description
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

Forward-Looking Statements

This Current Report on Form 8-K certain contains forward-looking statements within the meaning of section 27A of the Securities Act and section 21E of Exchange Act that are based on beliefs and assumptions and on information currently available to PNAC, noco-noco or PubCo. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” “target,” “seek” or the negative or plural of these words, or other similar expressions that are predictions or indicate future events or prospects, although not all forward-looking statements contain these words. Any statements that refer to expectations, projections or other characterizations of future events or circumstances, including the proposed business combination, the benefits and synergies of the proposed business combination, the markets in which Noco-Noco operates as well as any information concerning possible or assumed future results of operations of the combined company after the consummation of the proposed business combination, are also forward-looking statements. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by these forward-looking statements. Although each of PNAC, noco-noco and PubCo believes that it has a reasonable basis for each forward-looking statement contained in this communication, each of PNAC, noco-noco and PubCo caution you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. None of PNAC, noco-noco and PubCo can assure you that the forward-looking statements in this communication will prove to be accurate. These forward-looking statements are subject to a number of risks and uncertainties, including, among others, the ability to complete the business combination due to the failure to obtain approval from PNAC’s stockholders or satisfy other closing conditions in the business combination agreement, the occurrence of any event that could give rise to the termination of the business combination agreement, the ability to recognize the anticipated benefits of the business combination, the amount of redemption requests made by PNAC’s public stockholders, costs related to the Business Combination, the impact of the global COVID-19 pandemic, the risk that the Business Combination disrupts current plans and operations as a result of the announcement and consummation of the Business Combination, the outcome of any potential litigation, government or regulatory proceedings and other risks and uncertainties. There may be additional risks that none of PNAC, noco-noco and PubCo presently know or that PNAC, noco-noco or PubCo currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by PNAC, noco-noco or PubCo, and their respective directors, officers or employees or any other person that PNAC, noco-noco or PubCo will achieve their objectives and plans in any specified time frame, or at all. The forward-looking statements in this Current Report on Form 8-K represent the views of PNAC, noco-noco or PubCo as of the date of this communication. Subsequent events and developments may cause those views to change. However, while PNAC, noco-noco and PubCo may update these forward-looking statements in the future, there is no current intention to do so, except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing the views of PNAC, noco-noco or PubCo as of any date subsequent to the date of this communication.

Safe Harbor Statement

This Current Report on Form 8-K is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination and will not constitute an offer to sell or a solicitation of an offer to buy the securities of PNAC, the PubCo or Noco-Noco, nor will there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities will be made except by means of a prospectus meeting the requirements of the Securities Act.

No Offer or Solicitation

This Current Report will not constitute an offer to sell or a solicitation of an offer to buy any securities, nor will there be any sale of securities in any states or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities will be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Prime Number Acquisition I Corp.

Date: August 24, 2023	By:	/s/ Dongfeng Wang
Name: Dongfeng Wang
Title: Chief Executive Officer